FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Lemaitre Philippe	2. Issuer Name and Ticker or Trading Symbol Woodhead Industries, Inc. (WDHD)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) President and Chief Executive Officer
(Last) (First) (Middle) 3 Parkway North, Suite 550	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/12/02
(Street) Deerfield, Illinois 60015		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $1 Par Value	12/12/02		A		37,500(1)	A		65,674.0808	D
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (right-to-buy)	$10.395	12/12/02		A	V	75,000		12/12/07(2)	12/12/12	Common Stock	75,000		75,000	D

Explanation of Responses:

(1) In connection with the Stockholder Rights Plan adopted by the Company on April 24, 1996, Preferred Stock Purchase Rights were distributed to stockholders and are deemed to be attached to the shares of Common Stock of the Company listed on this Form. If and when the rights become exercisable, the holders initially would be entitled to purchase on one-thousandth of a share of Preferred Stock at a purchase price of $65.00 (both the number of shares and the purchase price are subject to adjustment).
(2) This option shall vest at the earlier of (a) five years from date of grant or (b) when Woodhead Industries, Inc. ("Woodhead") Common Stock closes at or above $20.00 for a sustainable period of time defined as follows: when Woodhead's Common Stock closes at a price equal to or exceeding $20.00, a measurement period will be triggered. If the average daily closing price for the next 20 trading days equals or exceeds $20.00 and Woodhead's Common Stock closes at or above $18.00 for every day in the 20 trading day measurement period, then the option will vest in its entirety. If Woodhead's Common Stock closes below $18.00 on any day during the 20 trading day measurement period, or if the average daily closing price for the 20 trading day measurement period does not equal or exceed $20.00, then the option will not vest. Any trading day that Woodhead's Common Stock closes at or above $20.00 will trigger a measurement period for the ensuing trading days. If the performance of Woodhead's Common Stock does not meet these conditions within five years, the options will vest on December 12, 2007.

By: /s/ Robert J. Tortorello For: Philippe Lemaitre **Signature of Reporting Person	December 16, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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